



SECURITI 04004637 ⌐⌐⌐SSION
..⌐⌐⌐ngton, D.C. 20549

A+ 3/8/2004 **

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 46398

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING ___01/01/03___ AND ENDING ___12/31/03___
                                     MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Matrix Capital Group, Inc.

	OFFICIAL USE ONLY
	FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

335 Madison Avenue - 11th Floor
                (No. and Street)

New York   NY   10017
    (City)   (State)   (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Christopher Anci   (212) 652-3290
                                               (Area Code - Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Weiser LLP

                        (Name – if individual, state last, first, middle name)

3000 Marcus Avenue	Lake Success	NY	11042-1066
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

☒ Certified Public Accountant

☐ Public Accountant

☐ Accountant not resident in United States or any of its possessions.

PROCESSED
⌐ MAR 12 2004
THOMSON
FINANCIAL

FOR OFFICIAL USE ONLY

*Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)

SEC 1410 (06-02)



OATH OR AFFIRMATION

I, _____Christopher Anci_____ , swear (or affirm) that, to the best of

my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of

_____Matrix Capital Group, Inc._____ , as

of _____December 31_____ , 20 __03__ , are true and correct. I further swear (or affirm) that

neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account

classified solely as that of a customer, except as follows:

_____

_____

Signature

_____President_____
Title

_____Notary Public_____

This report ** contains (check all applicable boxes):

☒ (a) Facing Page.
☒ (b) Statement of Financial Condition.
☒ (c) Statement of Income (Loss).
☒ (d) Statement of ~~Changes in Financial Condition~~ Cash Flows.
☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
☒ (g) Computation of Net Capital.
☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
☒ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
☒ (l) An Oath or Affirmation.
☐ (m) A copy of the SIPC Supplemental Report.
☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous au
x (o) Independent Auditors' Report on Internal Accounting Control.
**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).

MATRIX CAPITAL GROUP, INC.
666 Fifth Avenue
New York, NY 10103



* *

STATEMENT OF FINANCIAL CONDITION

DECEMBER 31, 2003

* *

MATRIX CAPITAL GROUP, INC.

STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2003

A S S E T S

Cash and cash equivalents	$	220,528
Concessions receivable		118,670
Due from broker		440,705
Securities owned:		
Marketable, at market value		69,637
Not readily marketable, at estimated fair value		24,300
Prepaid expenses and other receivables		224,051
Furniture, fixtures, and equipment at cost, less accumulated depreciation of $71,484		61,403
	$	1,159,294

LIABILITIES AND STOCKHOLDERS' EQUITY

Liabilities:		
Accrued expenses	$	258,064
Securities sold, not yet purchased, at market value		80,731
Deferred tax payable		43,500
		382,295
Stockholders' equity:		
Class A common stock, $0.10 par value; 300,000 shares authorized, 175,840 issued and outstanding		17,584
Class B common stock, $0.10 par value; 100,000 shares authorized		-0-
Additional paid-in capital		702,878
Retained earnings		58,462
		778,924
Less: Treasury stock at cost, 1,000 shares		(1,925)
		776,999
	$	1,159,294

The accompanying notes are an integral part of this financial statement.

MATRIX CAPITAL GROUP, INC.

NOTES TO FINANCIAL STATEMENT

1. **SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES:**

General:

Matrix Capital Group, Inc., (the "Company"), which became a broker-dealer in 1993, is registered under the Securities Exchange Act of 1934 and is a member of the National Association of Securities Dealers, Inc. ("NASD").

The Company is engaged in executing transactions on behalf of its clients and sells limited partnership units and unit investment trusts ("UIT") in primary distributions. The Company operates under a clearing agreement with another broker, whereby such broker assumes and maintains the Company's customers' accounts.

Securities Transactions:

Securities transactions and related expenses are recorded on a trade date basis.

Deferred Income Taxes:

The Company uses the asset and liability method to calculate deferred tax assets and liabilities. Deferred taxes are recognized based on the differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases using enacted tax rates expected to apply to taxable income in the years in which those differences are expected to be recovered or settled.

Furniture, Fixtures and Equipment:

Furniture, fixtures and equipment are stated at cost less accumulated depreciation.

Depreciation is computed using accelerated methods over the estimated useful lives of related assets ranging from 5-7 years.

Cash Equivalents:

The Company considers all highly liquid investment with maturities of less then three months when purchased to be cash equivalents.

Securities Owned:

Marketable securities are valued at market value, and securities not readily marketable are valued at fair value as determined by management.

Use of Estimates:

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

2. RENT:

The Company sublets office space in New York City on a month to month basis from an affiliated company which is a shareholder of the Company.

On January 24, 2002 the Company entered into a new lease agreement for office space in Wichita, Kansas for a base lease term of 3 years, with 3 one year options to extend the terms of the lease at the end of the lease term.

Future minimum annual rental payments are as follows:

2004	$	32,430
2005		2,702
	$	35,132

3. DUE FROM BROKER:

Due from broker consists of the following:

Deposit of clearing broker	$	25,000
Receivable from clearing broker		415,705
	$	440,705

4. RELATED PARTY TRANSACTION:

Certain shareholders of the Company are general partners in an investment partnership which utilizes brokerage services of the Company.

5. SECURITIES OWNED:

Marketable securities owned consist of trading and investment securities at market values as follows:

Money markets	$	59,344
Mutual funds		10,293
	$	69,637

Investment in securities not readily marketable include investment securities (a) for which there is no market on a securities exchange or no independent publicly quoted market, (b) that cannot be publicly offered or sold unless registration has been effected under the Securities Act of 1993, or (c) that cannot be offered or sold because of other arrangements, restrictions, or conditions applicable to the securities or to the Company.

At December 31, 2003, these investments in securities at estimated fair values consist of the following:

Corporate stocks and warrants	$	24,300

6. CLASS B NON-VOTING COMMON STOCK:

A Company shareholder has the option to purchase 3,800 shares of Class B non-voting common at $26.82 per share, expiring January 15, 2015. Two Company shareholders have the option to purchase 3,000 shares of Class A voting common stock at $26.32 per share, expiring on December 31, 2007. One Company shareholder has the option to purchase 3,800 shares of Class A voting common stock and 3,800 shares of Class B non-voting common stock at $26.32 per share, expiring January 15, 2012. The terms of the option awards are in effect during the time the shareholders are registered and employed by the Company.

7. INCOME TAXES:

The Company utilized its remaining net operating loss carryforwards ("NOL") in the amount of $262,948 at year end December 31, 2003, for Federal purposes. For New York State and City, a remaining NOL of approximately $150,000 expires in 2022.

During the year ended December 31, 2003, the change in the valuation allowance amounted to $115,000.

A deferred tax liability has been established for temporary differences arising from concessions receivable, prepaid expenses, depreciation, accrued expenses and other payables.

The net deferred tax liability at December 31, 2003 consists of the following:

	Amount
Deferred tax liability	$ (103,400)
Deferred tax asset	59,900
Net deferred tax liability	$ (43,500)

8. NET CAPITAL REQUIREMENTS:

The Company is subject to the net capital requirements of rule 15c3-1 of the Securities and Exchange Commission which requires a broker-dealer to have at all times sufficient liquid assets to cover current indebtedness. In accordance with the rule, a broker-dealer is required to maintain defined minimum net capital of the greater of $100,000 or 1/15 of aggregate indebtedness. At no time may the ratio of aggregate indebtedness to net capital exceed 15 to 1.

At December 31, 2003, the Company had net capital as defined of $445,351 which is $345,351 in excess of its required net capital of $100,000. The Company had aggregate indebtedness of $258,064. The Company's net capital ratio was .58 to 1.

9. CONCENTRATION OF CREDIT RISK:

From time to time, the Company has cash in a bank in excess of FDIC-insured limits and is exposed to the credit risk resulting from this concentration of cash.

10. OFF-BALANCE-SHEET RISK:

The Company utilizes the services of a clearing broker for the settlement of customer transactions. All customers' money balances and security positions (long and short) are carried on the books of the clearing broker. These activities may expose the Company to off-balance-sheet credit risk in the event that the clearing broker or the customer is unable to fulfill their obligations.

* * * * * * * * * * * * * * * * * * * *

The Company's Statement of Financial Condition as of December 31, 2003 is available for examination at the office of the Company and at the Regional Office of the Securities and Exchange Commission.

* * * * * * * * * * * * * * * * * * * *

INDEPENDENT AUDITORS' REPORT

To the Stockholders
Matrix Capital Group, Inc.

We have audited the accompanying statement of financial condition of Matrix Capital Group, Inc. as of December 31, 2003 that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statement. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statement referred to above presents fairly, in all material respects, the financial position of Matrix Capital Group, Inc. as of December 31, 2003, in conformity with accounting principles generally accepted in the United States of America.

Weiser LLP
CERTIFIED PUBLIC ACCOUNTANTS

Lake Success, N.Y.
February 19, 2004